Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "CITY WINDMILLS INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF APRIL, A.D. 2011, AT 5:23 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4968534 8100

110413240

AUTHENTICATION: 8692942

DATE: 04-14-11

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:48 PM 04/13/2011
FILED 05:23 PM 04/13/2011
SRV 110413240 – 4968534 FILE

CERTIFICATE OF INCORPORATION

OF

CITY WINDMILLS INC.

The undersigned, being the sole incorporator herein named for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does hereby certify that:

FIRST: The name of this Corporation is City Windmills Inc.

SECOND: The address, including street, number, city and county, of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle; and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

THIRD: The nature of the business and of the purposes to be conducted and promoted by the Corporation is to conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The aggregate number of shares of stock that the Corporation shall have authority to issue is 3,000 shares of common stock, par value $0.0001 per share.

FIFTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders, of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders, of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

SIXTH: The original Bylaws of the Corporation shall be adopted by the incorporator. Thereafter, the power to make, alter, or repeal the Bylaws, and to adopt any new Bylaw, shall be vested in the Board of Directors.

SEVENTH: To the fullest extent that the General Corporation Law of the State of Delaware, as it exists on the date hereof or as it may hereafter be amended, permits the limitation or elimination of the liability of directors, no director of this Corporation shall be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding the foregoing, a director shall be liable to the extent provided by applicable law: (1) for any breach of the directors' duty of loyalty to the Corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the General Corporation Law of the State of Delaware; or (4) for any transaction from which the director derived any improper personal benefit. Neither the amendment or repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall adversely affect any right or protection of a director of the Corporation existing at the time of such amendment or repeal.

EIGHTH: The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section. The Corporation shall advance expenses to the fullest extent permitted by said section. Such right to indemnification and advancement of expenses shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

NINTH: The name and mailing address of the incorporator are as follows:

Name: Avital Even-Shoshan
Mailing Address: 757 Third Avenue, Suite 2104, New York, New York, 10017

IN WITNESS WHEREOF, I have hereunto set my hand this 13th day of April, 2011.

_____
Avital Even-Shoshan, Sole Incorporator

ORGANIZATIONAL ACTION

BY SOLE INCORPORATOR

OF

CITY WINDMILLS INC.

(a Delaware corporation)

In Lieu of Meeting

The undersigned, being the sole incorporator of City Windmills Inc., a Delaware corporation (the "Corporation"), acting pursuant to the General Corporation Law of the State of Delaware, hereby states that the following actions permitted to be taken at the organizational meeting of the sole incorporator of the Corporation were taken without a meeting:

(1)   A copy of the Certificate of Incorporation of the Corporation, which was duly filed in the office of the Secretary of State of the State of Delaware on April 13, 2011, was inserted in the minute book of the Corporation.

(2)   Bylaws relating to the regulation of the business, property and affairs of the Corporation in the form attached hereto as Exhibit A were adopted as and for the Bylaws of the Corporation, and a copy thereof was inserted in the minute book of the Corporation.

(3)   The following persons are hereby elected as the directors of the Corporation, to serve as directors until their successors have been duly elected and shall qualify or as may otherwise be provided in the Bylaws of the Corporation:

Peter Kazimirski and Sean Kelly

IN WITNESS WHEREOF, the undersigned has executed this instrument as of April 14, 2011.

_____
Avital Even-Shoshan
Sole Incorporator